

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

Ben Volkow
Chief Executive Officer
Otonomo Technologies Ltd.
16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel

      **Re:  Otonomo Technologies Ltd.**
          **Registration Statement on Form F-4**
          **Filed July 24, 2023**
          **File No. 333-273394**

Dear Ben Volkow:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Matthew Derby, Legal Branch Chief, at (202) 551-3334, with any questions.  If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc:    John M. Greer